

December 24, 2014

Via E-mail
Benjamin D. Nelson
Senior Vice President and General Counsel
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, TX 75201

> **Re:** **InfraREIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 19, 2014**
> **File No. 333-201106**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your disclosure includes quantitative and/or qualitative business and industry data. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example purposes only, we note your disclosure in the "T&D Infrastructure in the State of Texas" section on page 6. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm to us, if true, that no third party data included in the registration statement was prepared for or commissioned by you or your affiliates.

Prospectus Summary, page 1

Development Pipeline, page 4

2.   We note your reference to 'Development Pipeline' and that Hunt has informed you that it intends for you to be the primary owner of Hunt's T&D development projects. Please revise to clarify here, if true, that all of the projects are Hunt's anticipated development projects and briefly describe your contractual rights to acquire such projects, including a description of how your costs to acquire such projects will be determined.

Development Team, page 4

3.   We note your disclosure here and on page 107 that Hunt Developer's active project development team has over 150 years of relevant industry experience. Please note that it does not appear appropriate to aggregate experience. Please revise accordingly.

Compensation, page 13

4.   We note your disclosure on page 146 regarding the structuring fee. Please revise to include disclosure regarding the structuring fee in your Prospectus Summary section. Please also revise to clarify, if true, that the base fee referenced on page 13 is the management fee that will increase effective April 1, 2015. In addition, please quantify the base fee for the first year based on your anticipated total equity assuming the consummation of this offering.

Reorganization Transactions, page 20

5.   We note your disclosure on page 20 that Hunt-InfraREIT will immediately transfer 75,000 of the shares it receives from you to OpTrust N.A. Holdings Trust in settlement of certain claims. Please identify the individuals that control OpTrust and briefly describe the claims being settled.

6.   We note that your OP will issue OP units to Hunt-InfraREIT as an accelerated payment of a portion of the carried interest. Please revise to briefly explain why this payment is being accelerated.

7.   We note it appears certain shareholders will receive cash consideration as a result of the merger and others will receive consideration in shares. Please revise to briefly identify the shareholders who will receive cash and those who will receive shares. In addition, please explain the reasons for such consideration as well as explain the reasons for the differences in consideration.

8.   Please quantify the portion of the proceeds of this offering that are not being paid as consideration in the merger.

Distribution Policy, page 67

Estimated Cash Available for Distribution for the Twelve Month's Ending December 31, 2015, page 68

Footnote (2), page 69

9.   Please clarify how this adjustment relates to the disclosure of the contingent consideration on page 95 and in Footnote (M) on page F-9 that indicates the contingent consideration is expected to be settled through the issuance of Class A units upon completion of the offering.

Management, page 131

Executive Officers and Directors, page 131

10.   Please revise your disclosure for each director and executive officer to provide the dates of employment for the past five years. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 144

Structuring Fee, page 146

11.   We note your disclosure that you have entered into a structuring fee arrangement with Hunt Transmission Services LLC pursuant to which you have agreed to issue shares of common stock to Hunt-InfraREIT in consideration for Hunt's structuring assistance in connection with the reorganization and offering. We further note your disclosure under "General and Administration Expenses" on page 72 that your assumed general and administration expenses in 2015 include a non-cash expense of $34 million related to this issuance. Please revise your disclosure to describe in greater detail the structuring assistance provided by Hunt and disclose the value of these services. Please refer to Item 601 of Regulation S-K and file the Structuring Fee Agreement as an exhibit or tell us why you are not required to do so.

Loan to InfraREIT, Inc., page 150

12.   We note your disclosure that an affiliate of Hunt loaned $1.0 million to InfraREIT, Inc. on November 20, 2014. Please revise your disclosure throughout the document to identify the affiliate. Please also tell us how you considered whether to file the loan agreement as an exhibit pursuant to Item 601 of Regulation S-K.

The Operating Partnership and the Partnership Agreement, page 172

13.   We note your disclosure that certain of your independent directors are limited partners of InfraREIT Partners, LP. Please identify the independent directors to which you refer and please explain how these directors are independent.

Partnership Units, page 173

14.   We note your disclosure that the Operating Partnership issued LTIP Units to certain of your independent directors in 2014. Please revise to identify the independent directors to which you refer, disclose the number of LTIP Units issued, the date issued, the purpose of the issuance and the value of the issuance.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: William D. Howell
        Baker Botts L.L.P.
        Via E-mail